SIMS METAL MANAGEMENT

Financial results for the half year ended 31 December 2009

Sims Metal Management Limited
ASX Code: SGM
NYSE Code: SMS

Supplemental Information

18 February 2010

Disclaimer

This presentation may contain forward-looking statements, including statements about Sims Metal Management's financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as "plan," "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project" and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange ("ASX") and the United States Securities and Exchange Commission ("SEC"), including the risk factors described in the Company's Annual Report on Form 20-F, which we filed with the SEC on 12 November 2009 and subsequently lodged with the ASX.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

Please note that all references to $ or dollars herein are references to Australian dollars, unless otherwise indicated.

SIMS METAL MANAGEMENT

Financial Overview

	HY 2010	HY 2009	Change (%)
Sales Revenue ($m)	3,388.9	5,575.8	(39.2)
EBITDA ($m)	136.0	254.1	(46.5)
Depreciation ($m)	56.3	57.4	(1.9)
Amortisation ($m)	17.6	24.4	(27.9)
EBIT (Pre-goodwill impairment in HY09) ($m)*	62.1	172.3	(64.0)
EBIT (Post-goodwill impairment in HY09) ($m)*	62.1	(0.7)	NMF
NPAT (Pre-goodwill impairment in HY09) ($m)*	39.9	93.6	(57.4)
NPAT (Post-goodwill impairment in HY09) ($m)*	39.9	(79.4)	150.3
EPS (cents) (Pre-goodwill impairment in HY09)*	21.2	51.5	(58.8)
EPS (cents) (Post-goodwill impairment in HY09)*	21.2	(43.7)	148.5
Net cash inflow (outflow) from operating activities ($m)	61.8	541.6	(88.6)
Capital Expenditures ($m)	49.8	113.9	(56.3)
Net Debt / (Net Cash) ($m)	(224.0)	53.6	NMF
Net Debt/(Net Debt + Equity) (%)	NMF	1.6	NMF
Sales Tonnes ('000) (exc. associates)	6,568.0	7,088.3	(7.3)
Interim Dividend (100% franked) (cents per share)	10.0	28.0	(64.3)

*In HY 2010 there was no goodwill impairment. In HY 2009 there was a goodwill impairment of $173 million pre and post tax.
**NMF indicates not meaningful

SIMS METAL MANAGEMENT

Sales Revenue by Region


HY 2010
16.4%
17.6%
66.0%
Australia
North America
Europe
HY 2009
11.9%
12.2%
75.9%

$m	HY 2010	HY 2009	Change (%)
Australasia	597.8	683.7	(12.6)
North America	2,236.6	4,231.2	(47.1)
Europe	554.5	660.9	(16.1)
Total	$ 3,388.9	$ 5,575.8	(39.2)

- Decline in HY10 sales revenue is related to 7.3% and 34.4% declines in unit shipments and average selling prices, respectively.
- Decline in HY10 sales revenue in North America is related to 9.5% and 41.6% declines in unit shipments and average selling prices, respectively.

SIMS METAL MANAGEMENT

Sales Revenue by Product



HY 2010
2.8%
9.1%
1.8%
17.8%
47.2%
16.5%
4.8%
Ferrous Trading
Non Ferrous Shred Recovery
Ferrous Brokerage
Non Ferrous Trading
Non Ferrous Brokerage
Manufacturing/JVs
Recycling Solutions
HY 2009
1.3%
5.5%
1.1%
13.1%
50.0%
25.7%
3.3%

$m	HY 2010	HY 2009	Change (%)
Ferrous Trading	$ 1,601.7	$ 2,787.7	(42.5)
Non Ferrous Shred Recovery	162.5	182.9	(11.2)
Ferrous Brokerage	558.2	1,434.8	(61.1)
Non Ferrous Trading	603.1	728.8	(17.3)
Non Ferrous Brokerage	59.9	60.4	(0.8)
Manufacturing/Other	95.8	72.4	32.3
Recycling Solutions	307.7	308.8	(0.4)
Total	$ 3,388.9	$ 5,575.8	(39.2)

- Ferrous brokerage sales associated with SAR JV were $339.5 million and $721.3 million, in HY 2010 and HY 2009, respectively.
- Average selling prices declined in HY10 by 39% and 27.3% for ferrous trading and non ferrous trading, respectively.
- Recycling solutions sales revenue has proven more sustainable, despite lower commodity prices, due to unit growth.

SIMS METAL MANAGEMENT

EBIT by Region



$250
$200
$150
$100
$50
$0
-$50
-$100
($'s in millions)
25.7
34.0
51.0
227.6
23.1
(40.0)
(20.1)
(24.9)
(17.6)
(24.4)
Australasia
North America
Europe
Corporate
Amortisation of intangibles
HY 2010
HY 2009

$m	HY 2010	HY 2009	Change (%)
Australasia	25.7	34.0	(24.4)
North America	51.0	227.6	(77.6)
Europe	23.1	(40.0)	157.8
EBIT by Region*	$ 99.8	$ 221.6	(55.0)
Group Corporate Costs	(20.1)	(24.9)	(19.3)
Amortisation of intangibles	(17.6)	(24.4)	(27.9)
EBIT (pre-goodwill impairment in HY09)	$ 62.1	$ 172.3	(64.0)
Non-cash goodwill impairment	-	(173.0)	-
EBIT (post-goodwill impairment in HY09)	$ 62.1	$ (0.7)	NMF

HY10 Atypical Items:
- Group Corporate Costs include circa $5 million of redundancy charges.

HY09 Atypical Items:
- North America EBIT in HY09 includes $69 million of inventory adjustments and $22 million of non-ferrous contract renegotiations.
- Australasia EBIT in HY09 includes $7 million of inventory adjustments and $10 million of non-ferrous contract renegotiations.
- Europe EBIT in HY09 includes $40 million of inventory adjustments and $10 million of non-ferrous contract renegotiations.

*EBIT by Region is before add back of atypicals other than goodwill impairment (HY09), group corporate costs and amortisation of intangibles.

SIMS METAL MANAGEMENT

EBIT by Product (pre-goodwill impairment HY09)



($'s in millions)
$250
$200
$150
$100
$50
$0
($50)
($100)
231.7
44.0
27.6
8.8
42.6
(40.0)
3.0
6.6
10.2
68.2
31.4
(9.9)
Fe Trading
Fe Brokerage
NF Trading
NF Brokerage
Manufact/JV's
Recycling Solutions
HY2010
HY2009

$m	HY 2010	HY 2009	Change (%)
Ferrous Trading (incl. NFSR)	44.0	231.7	(81.0)
Ferrous Brokerage	8.8	27.6	(68.1)
Non Ferrous Trading	42.6	(40.0)	206.5
Non Ferrous Brokerage	3.0	6.6	(54.5)
Manufacturing/JVs/Other	10.2	68.2	(85.0)
Recycling Solutions	31.4	(9.9)	417.2
EBIT by Product	$ 140.0	$ 284.2	(50.7)
Group & Regional Corporate Costs	(60.3)	(87.5)	(31.1)
Amortisation of intangibles	(17.6)	(24.4)	(27.9)
EBIT (pre-goodwill impairment in HY09)	$ 62.1	$ 172.3	(64.0)

- EBIT by product is presented pre-corporate costs (including group head office costs) and amortisation of intangibles.
- EBIT by Product for HY09 is before inventory adjustments and does not reflect any allocation of the write-off of non-cash goodwill impairment in HY09 to the product categories.
- EBIT for non ferrous trading in HY09 reflects the atypical item related to non ferrous contract renegotiations which reduced EBIT by $42 million.
- Group and regional corporate costs in HY10 include an atypical item relating to redundancies of $5 million.

SIMS METAL MANAGEMENT

Intake Volumes


HY 2010
4.5%
0.3%
23.2%
40.1%
31.9%
Ferrous Shredded (incl. NFSR)
Other Processed Ferrous
Ferrous Brokerage
Non Ferrous Trading/Brokerage
Other
HY 2009
3.6%
0.4%
27.2%
38.6%
30.2%

Total Tonnes ('000's)	HY 2010	HY 2009	Change (%)
Ferrous Shredded (inc. NFSR)	2,640	2,525	4.6
Other Processed Ferrous	2,102	1,981	6.1
Ferrous Brokerage	1,532	1,779	(13.9)
Non Ferrous Trading/Brokerage	298	235	26.8
Other	21	27	(22.2)
Total	6,593	6,547	0.7

- Ferrous brokerage tonnes associated with SAR JV were 1.1 million and 1.3 million tonnes for HY 2010 and HY 2009, respectively.
- Intake in HY10 compared to HY09 increased in Australasia by 7%, increased by 8% in Europe and was relatively unchanged in North America at 5 million tonnes.

SIMS METAL MANAGEMENT

Sales Volumes



HY 2010
3.9%
0.3%
24.1%
39.9%
31.8%
Ferrous Shredded (inc. NFSR)
Other Processed Ferrous
Ferrous Brokerage
Non Ferrous Trading/Brokerage
Other
HY 2009
3.4%
0.4%
27.8%
37.7%
30.7%

Total Tonnes ('000's)	HY 2010	HY 2009	Change (%)
Ferrous Shredded (inc. NFSR)	2,622	2,677	(2.1)
Other Processed Ferrous	2,089	2,173	(3.9)
Ferrous Brokerage	1,581	1,971	(19.8)
Non Ferrous Trading/Brokerage	256	240	6.7
Other	20	27	(25.9)
Total	6,568	7,088	(7.3)

- Ferrous brokerage tonnes associated with SAR JV were 1.1 million and 1.3 million tonnes for HY 2010 and HY 2009, respectively.
- Sales volumes in HY10 compared to HY09 decreased in Australasia by 1%, increased in Europe by 2%, and decreased by 9% in North America to 5 million tonnes.
- Sales volumes for non ferrous trading metals increased in all three regions.

SIMS METAL MANAGEMENT

Group Income Statement

$m	HY 2010	HY 2009	Change ($)	Change (%)
Sales Revenue	$ 3,388.9	$ 5,575.8	(2,186.9)	(39.2)
EBITDA	136.0	254.1	(118.1)	(46.5)
EBIT (pre-goodwill impairment in HY09)	62.1	172.3	(110.2)	(64.0)
Non-cash goodwill impairment	-	173.0	(173.0)	(100.0)
EBIT	$ 62.1	$ (0.7)	62.8	NMF
Net Interest Expense	(6.6)	(12.9)	(6.3)	(48.8)
Tax Expense	(15.6)	(65.8)	(50.2)	(76.3)
Net Profit / (Loss) After Tax	$ 39.9	$ (79.4)	119.3	150.3

SIMS METAL MANAGEMENT

Group Balance Sheet

$m	As of 31 December 2009	As of 30 June 2009	Change ($)	Change (%)
Cash & Cash Equivalents	225.0	69.5	155.5	223.7
Current Assets, excluding cash	923.8	916.4	7.4	0.8
Non-current Assets	2,647.5	2,822.7	(175.2)	(6.2)
Total Assets	3,796.3	3,808.6	(12.3)	(0.3)
Current Liabilities	531.6	577.0	(45.4)	(7.9)
Non-current Borrowings	0.5	174.3	(173.8)	(99.7)
Other Non-current Liabilities	153.7	198.2	(44.5)	(22.5)
Total Liabilities	685.8	949.5	(263.7)	(27.8)
Net Assets/Equity	3,110.5	2,859.1	251.4	8.8
Working Capital, excluding cash	392.2	339.4	52.8	15.6
Net Debt/(Net Debt +Equity) (%)	NMF	3.6%	-	-

SIMS METAL MANAGEMENT

Group Cash Flow

$m	HY 2010	HY 2009	Change ($)
Net cash inflow from operating activities	$ 61.8	$ 541.6	$ (479.8)
Net Payments for PP&E	(46.4)	(110.1)	(63.7)
Payments on acquisitions of subsidiaries, net of cash acquired	(110.3)	(67.8)	(42.5)
Return of capital from jointly controlled entities	0.4	3.2	(2.8)
Net cash outflow from investing activities	$ (156.3)	$ (174.7)	$ 18.4
Net cash (outflow) / inflow from operating & investing activities	$ (94.5)	$ 366.9	$ (461.4)

SIMS METAL MANAGEMENT

North America Regional Results

	HY 2010	HY 2009	Change (%)
Sales Revenue ($m)	$ 2,236.6	$ 4,231.2	(47.1)
EBITDA ($m)*	$ 83.7	$ 263.2	(68.2)
Depreciation	(32.6)	(35.6)	(8.4)
EBITA ($m)*	$ 51.1	$ 227.6	(77.6)
Amortisation of intangibles	(16.3)	(22.9)	(28.8)
EBIT ($m)*	$ 34.7	$ 204.7	(83.1)
Assets ($m)	$ 2,705.6	$ 3,413.1	(20.7)
Employees	3,291	3,517	(6.4)
Sales Margin (%)	16.9%	15.2%	-

*Pre-goodwill impairment in HY09 and group corporate costs.

SIMS METAL MANAGEMENT

Australasia Regional Results

	HY 2010	HY 2009	Change (%)
Sales Revenue ($m)	$ 597.8	$ 683.7	(12.6)
EBITDA ($m)*	$ 36.8	$ 43.7	(15.8)
Depreciation ($m)	(11.1)	(9.7)	14.4
EBITA ($m)*	$ 25.7	$ 34.0	(24.4)
Amortisation of intangibles ($m)	-	(0.1)	-
EBIT ($m)*	$ 25.7	$ 33.9	(24.2)
Assets ($m)	$ 530.3	$ 434.4	22.1
Employees	889	1,052	(15.5)
Sales Margin (%)	22.2%	17.2%	-

*Excludes group corporate costs.

SIMS METAL MANAGEMENT

Europe Regional Results

	HY 2010	HY 2009	Change (%)
Sales Revenue ($m)	$ 554.5	$ 660.9	(16.1)
EBITDA ($m)	$ 35.1	$ (28.7)	222.3
Depreciation ($m)	(12.0)	(11.3)	6.2
EBITA ($m)	$ 23.1	$ (40.0)	157.8
Amortisation of intangibles ($m)	(1.3)	(1.5)	(13.3)
EBIT ($m)	$ 21.8	$ (41.5)	152.5
Assets ($m)	$ 560.4	$ 553.3	1.3
Employees	1,321	1,426	(7.4)
Sales Margin (%)	28.1%	19.3%	-

SIMS METAL MANAGEMENT

SIMS METAL MANAGEMENT

Right. Now.